NEWALTA

Better ways to manage waste

07020960

January 30, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated January 26, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

News Release
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Income Fund Closes $78.3 Million Equity Financing, Outlines Strategy for Continued Growth in 2007

CALGARY, Alberta, Canada, January 26, 2007 – Newalta Income Fund ("Newalta") - announced today that it has completed its previously disclosed $78.3 million bought deal equity financing of 3,000,000 trust units for net proceeds to Newalta of approximately $74.0 million. Upon closing, Newalta has 39,982,293 trust units outstanding. The underwriting syndicate was led by CIBC World Markets Inc. and included BMO Capital Markets, RBC Capital Markets, Canaccord Adams, Orion Securities Inc., Scotia Capital Inc. and Sprott Securities Inc.

The net proceeds of the offering will be used to repay the funds borrowed under the credit facility to complete the previously announced acquisitions in Québec and Atlantic Canada and the acquisition of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. ("Treeline"). Approximately $110.0 million of debt will be outstanding under Newalta's revolving extendible term facilities after applying the net proceeds of the offering to repay the outstanding indebtedness. The total unutilized credit facility capacity of approximately $130.6 million and undistributed cash available for growth and distributions will be used to fund growth capital investments and acquisitions, including the previously announced 2007 growth capital budget of $120.0 million.

"This equity financing strengthens our financial position and provides the capacity to take advantage of acquisition opportunities as they arise," said Al Cadotte, Newalta's President and Chief Executive Officer. "In addition to a strong balance sheet, we have maintained a very disciplined approach to our distributions, with a target for our declared distributions of less than 80% of cash available for growth and distributions. We have sufficient resources to continue to deliver dynamic growth."

Expansion Strategy Continues

Newalta's strategy is to continue on its track record of consistently delivering dynamic, profitable growth through a combination of internal growth projects as well as complementary acquisitions to expand services and geographical coverage.

Through the acquisitions and capital investments completed in 2006, Newalta achieved its key strategic objective of establishing a national presence across Canada and at the same time, reducing exposure to commodity prices and drilling activity. After operating in the approximately $1.2 billion eastern Canadian market for just over one year, Newalta has already built a strong market share of approximately 15%, and has identified potential opportunities to increase this position.

Mr. Cadotte added, "We have very attractive investment opportunities in our markets, particularly in eastern Canada, where we can take advantage of our strong market position to acquire complementary businesses, expand services, transfer operating knowledge, add new innovative technologies, improve market coverage and enhance productivity."

While maintaining growth in the Western division, the focus in the Eastern division in 2007 will be on actively pursuing acquisitions in Ontario in addition to adding new capabilities and expanding market coverage through the completion of internal growth projects. In Québec and Atlantic Canada, Newalta's current focus is on integrating the people and assets acquired to date while investing growth capital in these operations to prepare for further expansion.

Newalta plans to capitalize on the expertise of its newly expanded team and national network through the transfer of knowledge and innovative technologies in the areas of recycling, recovery, onsite treatment and wastewater treatment.

"We have built an exceptionally strong organization with a broad range of opportunities to grow our business," said Mr. Cadotte. "With our excellent assets, experienced management team and strong balance sheet we believe we are better positioned than we've ever been to deliver consistent strong growth as we have done for the past 14 years."

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

The term "cash available for growth and distributions" does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles. Non-GAAP financial measures are defined in the Management's Discussion and Analysis contained in Newalta's annual and quarterly reports.

This news release may contain forward-looking statements relating to expected future plans, financing initiatives and operations. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to expected operating results, industry conditions, availability of financing alternatives, future capital needs, integration of acquired businesses and sustainability of distributions. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

END